The following resolutions were adopted at an in-person meeting of the Board of Managers, including those Managers that are not interested persons, held on June 15, 2010.

Annual Approval of Fidelity Bond Coverage and Joint Insured Agreement

VOTED:
That the Managers, including a majority of the Independent Managers, find that the participation in the Joint Fidelity Bond is in the best interests of the Funds and that the proper officers be, and they hereby are, authorized to execute, with the advice of legal counsel to the Funds, a Joint Fidelity Bond on behalf of the Funds in the amount of $600,000.

VOTED:
That the Managers, including a majority of the Independent Managers, find that the premium is fair and reasonable provided that the allocation of the premium be in accordance with a formula under which each of the Funds pays no more than its pro rata share of the premium based on a relative asset size and, in any event, the Funds would pay no more than the premium of an individual policy and no more than the share of the joint premiums based on the relative premiums which would apply to individual policies obtained by the Funds participating in the Joint Fidelity Bond.

VOTED:
That the proper officers of the Funds hereby are authorized to execute and deliver the Agreement Among Jointly Insured Parties in substantially the form presented at this Meeting among the Funds and Wells Fargo Alternative Asset Management, LLC (the “Adviser”) regarding the allocation of premiums for and share of recovery from the Joint Fidelity Bond as required by Rule 17g-1(f) under the 1940 Act.

VOTED:	That the Secretary of the Funds are hereby directed to:

(1)           File with the SEC within 10 days after execution of the fidelity bond or amendment thereof (i) a copy of the bond, (ii) a copy of each resolution of the Boards, including a majority of the Independent Managers, approving the amount, type, form and coverage of such bond and the portion of the premium to be paid by the Funds, (iii) a statement showing the amount the Funds would have provided or maintained had they not been named as an insured under a joint insured bond, (iv) a statement as to the period for which the premiums for such bond have been paid, (v) a copy of each agreement between the Funds and all other named insured entered into pursuant to Rule 17g-1(f) under the 1940 Act, and (vi) a copy of any amendment to such agreement within 10 days after the execution of such amendment;

(2)           File with the SEC, in writing, within five days after the making of a claim under the bond by the Funds, a statement of the nature and amount thereof;

(3)           File with the SEC, within five days after the receipt thereof, a copy of the terms of the settlement of any claim under the bond of the Funds; and

(4)           Notify by registered mail each member of the Boards at his or her last known residence of (i) any cancellation, termination or modification of the bond, not less than 45 days prior to the effective date of the cancellation, termination or modification, (ii) the filing and the settlement of any claims under the bond by the Funds at any time the filings required under (2) and (3) above are made with the SEC, and (iii) the filing and proposed terms of settlement of any claim under the bond by any other named insured, within five days of the receipt of a notice from the fidelity insurance company.